Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52 (81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52 (81) 8888-4139 fabian.orta@cemex.com

CEMEX TO PROVIDE UPDATE ON BUSINESS, FINANCIAL AND CLIMATE ACTION STRATEGY AT CEMEX DAY ON JUNE 24, 2021

MONTERREY, MEXICO. JUNE 17, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will host a live video webcast presentation on Thursday, June 24, 2021, starting at 10:00 AM ET.

Fernando Gonzalez, our CEO, Maher Al-Haffar, our CFO and Jose Antonio Gonzalez, our Head of Strategic Planning and Business Development, will provide an update on our “Operation Resilience” strategy and other related topics, which may contain important information for CEMEX’s stakeholders.

A detailed agenda for this event as well as the live video webcast can be accessed at www.cemex.com/cemex-day-2021

A replay of the video webcast will be available for two weeks after the event.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

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While CEMEX does not expect any issues during the event on June 24th, 2021 announced in this press release, we may experience technical difficulties or interruptions that might arise due to issues beyond CEMEX’s control including, but not limited to, using certain methods for the conference call and audio webcast that CEMEX may have not used in the past but that CEMEX could use now because of COVID-19 related health and safety protocols and guidelines. However, all written materials related to CEMEX’s June 24th event announced in this press release are expected to be posted in CEMEX´s website (www.cemex.com) and filed with the Mexican Stock Exchange and U.S. Securities and Exchange Commission. The items scheduled to be discussed on the June 24th, 2021 event being announced may change between now and the day of the event. CEMEX assumes no obligation to update or correct the information contained in this press release.

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